January 26, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Entellus Medical, Inc.

Registration Statement on Form S-1 (SEC File No. 333-201237)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Entellus Medical, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on January 28, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,546 copies of the Preliminary Prospectus dated January 15, 2015 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

PIPER JAFFRAY & CO.

As Representatives

By:    MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele A. H. Allong
Name: Michele A. H. Allong
Title: Authorized Signatory

By:	PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name: Christie L. Christina
Title: Managing Director Piper Jaffray & Co.